UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

National Healthcare Corporation
(Name of Issuer)
Common Stock
Series A Convertible Preferred Stock
(Title of Class of Securities)
635906100 - Common Stock
635906200 - Preferred Stock
(CUSIP Number)
December 23, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	635906100 (Common Stock)	13G

CUSIP No.	635906200 (Preferred Stock)

1	NAMES OF REPORTING PERSONS: The Adams Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Washington State

	5	SOLE VOTING POWER:

NUMBER OF	575,578 shares of Series A Convertible Preferred Stock
139,312 shares of Common Stock (solely comprised of Common Stock that could be obtained from the conversion of the above mentioned Series A Convertible Preferred Stock)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON WITH	575,578 shares of Series A Convertible Preferred Stock
139,312 shares of Common Stock (solely comprised of Common Stock that could be obtained from the conversion of the above mentioned Series A Convertible Preferred Stock)

	8	SHARES DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

575,578 shares of Series A Convertible Preferred Stock
139,312 shares of Common Stock (solely comprised of Common Stock that could be obtained from the conversion of the above mentioned Series A Convertible Preferred Stock)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.3% of Series A Convertible Preferred Stock 1.0% of Common Stock

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	635906100 (Common Stock)	13G

CUSIP No.	635906200 (Preferred Stock)

1	NAMES OF REPORTING PERSONS: Dorothy B. Adams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF	756,685 shares of Series A Convertible Preferred Stock
958,087 shares of Common Stock (including 183,147 shares of Common Stock that could be obtained from the conversion of the above mentioned Series A Convertible Preferred Stock)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY EACH REPORTING	35,407 shares of Series A Convertible Preferred Stock
43,977 shares of Common Stock (including 8,570 shares of Common Stock that could be obtained from the conversion of the above mentioned Series A Convertible Preferred Stock)

PERSON	7	SOLE DISPOSITIVE POWERS:
WITH
756,685 shares of Series A Convertible Preferred Stock
958,087 shares of Common Stock (including 183,147 shares of Common Stock that could be obtained from the conversion of the above mentioned Series A Convertible Preferred Stock)

	8	SHARES DISPOSITIVE POWER:

35,407 shares of Series A Convertible Preferred Stock
43,977 shares of Common Stock (including 8,570 shares of Common Stock that could be obtained from the conversion of the above mentioned Series A Convertible Preferred Stock)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

792,092 shares of Series A Convertible Preferred Stock
1,002,064 shares of Common Stock (including 191,717 shares of Common Stock that could be obtained from the conversion of the above mentioned Series A Convertible Preferred Stock)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.3% of Series A Convertible Preferred Stock 7.3% of Common Stock

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1(a).	Name of Issuer:

National Healthcare Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 Vine ST, STE 1400
Murfreesboro, TN 37130

Item 2(a).	Name of Person Filing:

Adams Group, L.P.
Dorothy B. Adams

Item 2(b).	Address of Principal Business Office, or if None, Residence:

5010 Northeast 50th Street, Seattle, WA.

Item 2(c).	Citizenship:

Adams Group, L.P. was organized in Washington State Ms. Adams is a United States Citizen

Item 2(d).	Title of Class of Securities:

Common Stock
Series A Convertible Preferred Stock

Item 2(e).	CUSIP Number:

635906100 (Common Stock)
635906200 (Preferred Stock)

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
This Item 3 is not applicable.
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

Adams Group, L.P.
575,578 shares of Series A Convertible Preferred Stock
139,312 shares of Common Stock (solely comprised of Common Stock that could be obtained from the conversion of the above mentioned Series A Convertible Preferred Stock)

Dorothy B. Adams
792,092 shares of Series A Convertible Preferred Stock
1,002,064 shares of Common Stock (including 191,717 shares of Common Stock that could be obtained from the conversion of the above mentioned Series A Convertible Preferred Stock)

(b)	Percent of class:
Adams Group, L.P.
5.3% of Series A Convertible Preferred Stock
1.0% of Common Stock
Dorothy B. Adams
7.3% of Series A Convertible Preferred Stock
7.3% of Common Stock
(c)	Number of shares as to which such person has:

Adams Group, L.P.
(i)	Sole power to vote or to direct the vote
575,578 shares of Series A Convertible Preferred Stock
139,312 shares of Common Stock (solely comprised of Common Stock that could be obtained from the conversion of the above mentioned Series A Convertible Preferred Stock)
(ii)	Shared power to vote or to direct the vote
0
(iii)	Sole power to dispose or to direct the disposition of
575,578 shares of Series A Convertible Preferred Stock
139,312 shares of Common Stock (solely comprised of Common Stock that could be obtained from the conversion of the above mentioned Series A Convertible Preferred Stock)
(iv)	Shared power to dispose or to direct the disposition of
0

Dorothy B. Adams
(i)	Sole power to vote or to direct the vote
756,685 shares of Series A Convertible Preferred Stock
958,087 shares of Common Stock (including 183,147 shares of Common Stock that could be obtained from the conversion of the above mentioned Series A Convertible Preferred Stock)
(ii)	Shared power to vote or to direct the vote
35,407 shares of Series A Convertible Preferred Stock
43,977 shares of Common Stock (including 8,570 shares of Common Stock that could be obtained from the conversion of the above mentioned Series A Convertible Preferred Stock)
(iii)	Sole power to dispose or to direct the disposition of

756,685 shares of Series A Convertible Preferred Stock
958,087 shares of Common Stock (including 183,147 shares of Common Stock that could be obtained from the conversion of the above mentioned Series A Convertible Preferred Stock)
(iv)	Shared power to dispose or to direct the disposition of
35,407 shares of Series A Convertible Preferred Stock
43,977 shares of Common Stock (including 8,570 shares of Common Stock that could be obtained from the conversion of the above mentioned Series A Convertible Preferred Stock)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

This Item 5 is not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares covered by this Schedule 13G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 16, 2009
(Date)

ADAMS GROUP, L.P.
By:	/s/ Dorothy B. Adams, G.P.
Signature

Dorothy B. Adams, General Partner
Name/Title

DOROTHY B. ADAMS
/s/ Dorothy B. Adams
Signature